SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

25 September, 2007

PROTHERICS PLC

(Translation of Registrant’s Name Into English)

The Heath Business & Technical Park
Runcorn, Cheshire, W47 4QF England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 191(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                   No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

The Registrant is furnishing a copy of its announcements as reported to the Company Announcements Office of the London Stock Exchange.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROTHERICS PLC

Date: 25 September, 2007	By:	/s/ Rolf Soderstrom
Rolf Soderstrom
Finance Director

                                 Protherics PLC

                  Protherics signs ReGel(TM) licensing agreement
                             with Myungmoon Pharm.

London, UK; Brentwood, TN, US; 25 September 2007 - Protherics PLC
("Protherics"or the "Company"), the international biopharmaceutical company focused oncritical care and cancer, today announces that it has signed a licensing agreement with Myungmoon Pharm. Co. Ltd., a Korean pharmaceutical company, granting it the rights to develop anti-inflammatory products using
Protherics' novel proprietary local, sustained release drug delivery system
ReGel(TM).

Protherics will receive a small upfront payment on signing the agreement and royalties on any net sales in the Republic of Korea. Under the agreement,
Protherics also has an option on agreed terms to the global rights outside of the Republic of Korea to any products developed under the agreement.

Mr G.H. Lee, President of Myungmoon Pharm. Co. Ltd. commented:

"We are excited to have signed this agreement to use ReGel in the development of locally administered, sustained release anti-inflammatory products for arthritis and other potential indications."

Andrew Heath, Chief Executive of Protherics commented:

"Protherics' ReGel is a unique drug delivery system, gained through our acquisition of MacroMed Inc, which has broad applicability beyond its use in
OncoGel, our proprietary formulation of paclitaxel in phase II development for cancer.  There is encouraging interest from a number of major companies to develop products utilising ReGel for a range of indications."

                                   |  Ends  |

For further information please contact:

Protherics
Andrew Heath, CEO                                          +44 (0) 20 7246 9950
Nick Staples, Director of Corporate Affairs                +44 (0) 7919  480510
Saul Komisar, President Protherics Inc                     +1 615 327 1027

Financial Dynamics - press enquiries
London: Ben Atwell, Lara Mott                              +44 (0) 20 7831 3113
New York: John Capodanno, Jonathan Birt                    +1 212 850 5600

Or visit  www.protherics.com

Notes for Editors:

About ReGel(TM)

ReGel(TM) is a thermosetting biodegradable gel that solidifies when injected into the body. It is designed for local administration where it is able to provide high concentrations of a drug for a sustained period. For more information about ReGel(TM)'s use with OncoGel(TM) please visit
http://www.protherics.com/Products/oncogel.aspx

About Myungmoon Pharm. Co. Ltd.

Myungmoon Pharma is a specialised and characterised pharmaceutical company based in the Republic of Korea, with a range of products including anesthetic agents, antibiotics, muscle relaxants, endocrine and cardiovascular products. In 2006 they turned over $51 million with a profit of over $5 million. More information can be found at http://www.mmpharm.co.kr/english/

About Protherics

Protherics (LSE: PTI, NASDAQ: PTIL) is a leading biopharmaceutical company focused on the development, manufacture and marketing of specialised products for critical care and cancer.

Protherics has developed and manufactures two critical care products currently sold in the US: CroFab(TM), a pit viper antivenom and DigiFab(TM), a digoxin antidote.  The Company's strategy is to use the revenues generated from its marketed and out-licensed products to help fund the advancement of its broad, late stage pipeline.

Protherics has two major development opportunities in its critical care portfolio. CytoFab(TM) is being developed by AstraZeneca, for the treatment of severe sepsis, following a major £195 million (more than $340 million)
licensing deal in December 2005.  An additional, expanded phase II programme is planned to start in the second half of 2007. In addition, Protherics is currently undertaking a phase IIb study with Digoxin Immune Fab for the treatment of pre-eclampsia. This study is expected to report in the first half of 2008.

Protherics has a pipeline of four novel cancer products in clinical development, and intends to undertake the sales and marketing of these products in the US or the EU.  Protherics is preparing to resubmit a BLA for Voraxaze(TM), an adjunct to high dose methotrexate therapy, under a rolling submission in the US starting in early 2008.

Protherics has a strong cash position, with unaudited cash balances at 30 June
2007 of £45m. With headquarters in London, the Company has approximately
270 employees across its operations in the UK, US and Australia.

For further information visit: www.protherics.com

Disclaimer

This document contains forward-looking statements that involve risks and uncertainties, including with respect to Protherics' product pipeline and anticipated development and clinical trials for product candidates.  Although we believe that the expectations reflected in such forward-looking statements are reasonable at this time, we can give no assurance that such expectations will prove to be correct.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  Actual results could differ materially from those anticipated in these forward-looking statements due to many important factors, including the factors discussed in Protherics' Annual
Report on Form 20-F and other reports filed from time to time with the U.S.
Securities and Exchange Commission.  We do not undertake to update any oral or written forward-looking statements that may be made by or on behalf of
Protherics.